UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________________

SCHEDULE 13D

_______________________________

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HUDSON GLOBAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

443787106

(CUSIP Number)

Vinita K. Paul

Vice President, Chief Compliance Officer and General Counsel

Heartland Advisors, Inc.

789 N. Water Street

Milwaukee, Wisconsin 53202

(414) 977-8716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_______________________________

Copy to:

Patrick B. Costello

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4620

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443787106

1.	NAME OF REPORTING PERSON Heartland Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of Investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 4,339,561 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 4,515,926 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,515,926 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 443787106

1.	NAME OF REPORTING PERSON William J. Nasgovitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of Investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 4,339,561 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 4,515,926 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,515,926 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 443787106

1.	NAME OF REPORTING PERSON VI Capital Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of Limited Partners
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 100 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 100 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 443787106

1.	NAME OF REPORTING PERSON VI Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of Limited Partners
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 100 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 100 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO – Limited Liability Company, HC

CUSIP No. 443787106

1.	NAME OF REPORTING PERSON David Pointer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of Limited Partners
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 100 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 100 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 443787106

1.	NAME OF REPORTING PERSON Mark D. Stolper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 1,000 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 443787106

1.	NAME OF REPORTING PERSON Charles M. Gillman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 220,000 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 220,000 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 443787106

1.	NAME OF REPORTING PERSON Alfred John Knapp, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 100 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 100 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

Item 1.

Security and Issuer

This Amendment No. 1 to Schedule 13D together with the attachments and exhibits hereto (this “Amendment  No. 1”) amends the Schedule 13D dated December 2, 2013 (the “Initial Schedule 13D”) and relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Hudson Global, Inc., a Delaware corporation (the “Company”).

Information contained in Items 2 through 6 of this Amendment No. 1 amends and supplements, as the case may be, disclosures contained in the Initial Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Schedule 13D.  Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Initial Schedule 13D.

Item 2.

Identity and Background

Item 2 of the Initial Schedule 13D is supplemented and amended as follows:

This Amendment No. 1 is jointly filed by Heartland Advisors, Inc., William J. Nasgovitz, VI Capital Fund, LP, VI Capital Management, LLC, David Pointer, Mark D. Stolper, Alfred John Knapp, Jr. and Charles M. Gillman (collectively, the “Reporting Persons”).  This Amendment No. 1 is being filed to disclose that the Reporting Persons have terminated their status as a “group” under Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Common Stock of the Company.

Pursuant to the Group Termination Agreement (defined below) described in Item 6 hereof, the Reporting Parties shall have terminated their obligations under that certain Agreement (as defined in the Initial Schedule 13D) and shall no longer be members of the Section 13(d) group upon filing of this Amendment No. 1.  VICF, VI Capital Management, Mr. Pointer, Mr. Stolper, Mr. Knapp and Mr. Gillman shall cease to be Reporting Persons as a group with respect to the Common Stock of the Company upon the filing of this Amendment No. 1.  Heartland and Mr. Nasgovitz shall cease to be Reporting Persons as a group but shall continue to constitute reporting persons with respect to their beneficial ownership of the Common Stock of the Company to the extent required by applicable law.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is supplemented and amended as follows:

Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years, as previously reported on the Initial Schedule 13D.  As of October 16, 2014, Heartland beneficially owned an aggregate of 4,515,926 shares of the Company’s Common Stock.  All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

As of October 16, 2014, other than as described above and in the Initial Schedule 13D, none of the Reporting Persons beneficially owned shares of the Company’s Common Stock.

Item 4.

Purpose of Transaction

Item 4 of the Initial Schedule 13D is supplemented and amended as follows:

On October 17, 2014, the Reporting Persons executed that certain Group Termination Agreement (the “Group Termination Agreement”), pursuant to which the foregoing ceased to constitute a “group” for the purposes of Section 13(d)(3) of the Exchange Act upon of the filing of this Amendment No. 1 as described in Items 2 and 6 hereof.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  Each Reporting Person may

separately, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.

Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is supplemented and amended as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 33,007,345 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of June 30, 2014 reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 4, 2014.

Heartland and Affiliated Individuals

As of the close of business on October 16, 2014, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 4,515,926 shares, or approximately 13.7%, of the Company’s Common Stock.  The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns 3,000,000 shares, or 9.09% of the Common Stock of the Company.  Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, none of the other Client Accounts own more than 5% of the shares of the Company’s Common Stock presently outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 4,339,561 shares and shared dispositive power with respect to 4,515,926 shares of Common Stock.  Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 4,339,561 shares of the Company’s Common Stock and shared dispositive power with respect to 4,515,926 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is supplemented and amended as follows:

On October 17, 2014, the Reporting Persons entered into the Group Termination Agreement.

Except as set forth in response to other Items of this Amendment No. 1 and in the Initial Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and in Item 2 of the Initial Schedule 13D and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

Exhibit	Description
1

Group Termination Agreement by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Mr. Mark D. Stolper, VI Capital Fund, LP, VI Capital Management, LLC, Mr. David Pointer, Mr. Alfred John Knapp, Jr. and Mr. Charles M. Gillman, dated as of October 17, 2014.

Exhibit	Description
2

Joint Filing Agreement, dated as of December 2, 2013, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Mr. Mark D. Stolper, VI Capital Fund, LP, VI Capital Management, LLC, Mr. David Pointer, Mr. Alfred John Knapp, Jr. and Mr. Charles M. Gillman (Incorporated by reference to Exhibit 1 of the Initial Schedule 13D).

3

Agreement, dated as of December 2, 2013, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Mr. Mark D. Stolper, VI Capital Fund, LP, VI Capital Management, LLC, Mr. David Pointer, Mr. Alfred John Knapp, Jr. and Mr. Charles M. Gillman (Incorporated by reference to Exhibit 2 of the Initial Schedule 13D).

4	Power of Attorney (Incorporated by reference to Exhibit 3 of the Initial Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2014

HEARTLAND ADVISORS, INC.

By:  /s/ Vinita K. Paul

Name:  Vinita K. Paul

Title:   Vice President, General Counsel and Chief Compliance Officer

WILLIAM J. NASGOVITZ

By:  /s/  Vinita K. Paul

Name:  Vinita K. Paul
Title:  Attorney in Fact for William J. Nasgovitz (Pursuant to Power of Attorney Previously Filed)

/s/ Mark D. Stolper

MARK D. STOLPER

VI CAPITAL FUND, LP

by VI Capital Management, LLC, its general partner

By:  /s/ David Pointer

Name:  David Pointer
Title:  Managing Member

VI CAPITAL MANAGEMENT, LLC

By:  /s/ David Pointer

Name:  David Pointer
Title:  Managing Member

/s/ David Pointer

DAVID POINTER

/s/ Alfred John Knapp, Jr.

ALFRED JOHN KNAPP, JR.

/s/ Charles M. Gillman

CHARLES M. GILLMAN

ANNEX 1
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.

The name and present principal occupation or employment of each director and executive officer of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 N. Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding.

Name	Principal Occupation
William J. Nasgovitz	Director and Chairman
William R. Nasgovitz	Director and Chief Executive Officer
Paul T. Beste	Director, Chief Operating Officer and Secretary
David C. Fondrie	Director and Senior Vice President
Bradford A. Evans	Director and Senior Vice President
David Ribbens	Executive Vice President
Kevin D. Clark	Senior Vice President
Michael T. Riggs	Senior Vice President
Vinita K. Paul	Vice President, General Counsel and Chief Compliance Officer
Nicole J. Best	Senior Vice President and Chief Financial Officer
Theodore D. Baszler	Vice President and Portfolio Manager
Michael DiStefano	Vice President
Jeanne Kolimaga	Vice President
Jeffrey J. Kohl	Vice President
Matthew J. Miner	Vice President
Adam J. Peck	Vice President
Michael D. Kops	Vice President
Katherine M. Jaworski	Vice President
Kevin A. Joy	Vice President
Catherine M. Stephenson	Vice President
Robert C. Sharpe	Vice President
Colin McWey	Vice President
Andrew W. Ballard	Vice President

INDEX TO EXHIBITS

Exhibit	Description
1

Group Termination Agreement by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Mr. Mark D. Stolper, VI Capital Fund, LP, VI Capital Management, LLC, Mr. David Pointer, Mr. Alfred John Knapp, Jr. and Mr. Charles M. Gillman, dated as of October 17, 2014.

2

Joint Filing Agreement, dated as of December 2, 2013, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Mr. Mark D. Stolper, VI Capital Fund, LP, VI Capital Management, LLC, Mr. David Pointer, Mr. Alfred John Knapp, Jr. and Mr. Charles M. Gillman (Incorporated by reference to Exhibit 1 of the Initial Schedule 13D).

3

Agreement, dated as of December 2, 2013, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Mr. Mark D. Stolper, VI Capital Fund, LP, VI Capital Management, LLC, Mr. David Pointer, Mr. Alfred John Knapp, Jr. and Mr. Charles M. Gillman (Incorporated by reference to Exhibit 2 of the Initial Schedule 13D).

4	Power of Attorney (Incorporated by reference to Exhibit 3 of the Initial Schedule 13D).

Exhibit 1

GROUP TERMINATION AGREEMENT

This Group Termination Agreement (“Group Termination Agreement”), dated as of October 17, 2014, is entered into by and among each of Heartland Advisors, Inc. (“Heartland”), William J. Nasgovitz, Mark D. Stolper, VI Capital Fund, LP, VI Capital Management, LLC, David Pointer, Alfred John Knapp, Jr. and Charles M. Gillman (the “Parties”).

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Hudson Global, Inc., a Delaware corporation (the “Company”);

WHEREAS, the Parties entered into an agreement dated December 2, 2013 (the “Agreement”), by which the Parties formed a “group” as defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of improving the governance of the Company and taking such other actions as may be desirable to enhance stockholder value;

WHEREAS, the Parties entered into a Joint Filing Agreement, dated December 2, 2013 (the “Joint Filing Agreement”);

WHEREAS, the Parties wish to terminate their status as a “group” as of the filing with the Securities and Exchange Commission (“SEC”) of Amendment No. 1 to Schedule 13D dated October 17, 2014 (“Amendment No. 1”), to which the Joint Filing Agreement relates, but in any event, no later than 10:00 P.M. Eastern Daylight Time on October 17, 2014 (the “Effective Time”); and

WHEREAS, the Parties wish to terminate the Agreement and the Joint Filing Agreement as of the filing of Amendment No. 1, but in any event, no later than the Effective Time.

NOW, IT IS AGREED, in consideration of the foregoing and the mutual promises hereinafter provided and for other good and valuable consideration, and intending to be legally bound, the undersigned hereby agree as follows:

1.

The Parties hereby terminate their status as a “group” under Section 13(d)(3) of the Exchange Act with respect to the common stock of the Company held by the Parties, effective as of the earlier of: (x) the filing of Amendment No. 1 with the SEC or (y) the Effective Time.

2.

The Parties hereby terminate (a) the Agreement and (b) the Joint Filing Agreement, each such termination effective as of the earlier of: (x) the filing of Amendment No. 1 with the SEC or (y) the Effective Time; provided, however, that such termination shall not relieve any party hereto from liability under the Agreement or Joint Filing Agreement incurred prior to such termination.

3.

The Parties will reasonably cooperate with each other to the extent necessary in relation to the prompt preparation and filing of Amendment No. 1.

4.

Each of the Parties hereby represents that there are no outstanding Group expenses to which they are entitled to reimbursement.

5.

This Group Termination Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

[Remainder of Page Intentionally Left Blank;
Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Group Termination Agreement to be executed as of the day and year first above written.

Dated:  October 17, 2014

HEARTLAND ADVISORS, INC.

By:  /s/ Vinita K. Paul

Name:  Vinita K. Paul

Title:

Vice President, Chief Compliance
Officer, and General Counsel

WILLIAM J. NASGOVITZ

By:  /s/ Vinita K. Paul

Name:  Vinita K. Paul

Title:

Attorney-in-Fact for William J.
Nasgovitz
(Pursuant to Power of Attorney
Previously Filed)

VI CAPITAL FUND, LP

By:   VI Capital Management, LLC, its
general partner

By:  /s/ David Pointer

Name:  David Pointer

Title:

Managing Member

VI CAPITAL MANAGEMENT, LLC

By:  /s/ David Pointer

Name:  David Pointer

Title:

Managing Member

/s/ David Pointer

DAVID POINTER

/s/ Mark D. Stolper

MARK D. STOLPER

/s/ Alfred John Knapp, Jr.

ALFRED JOHN KNAPP, JR.

/s/ Charles M. Gillman

CHARLES M. GILLMAN